Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Hudson Global, Inc.

We consent to the incorporation by reference in the registration statement (Nos. 333-104210 and 333-161170) on Form S-8 of Hudson Global, Inc. of our report dated June 25, 2013, with respect to the statements of net assets available for benefits of the Hudson Global, Inc. 401(k) Savings Plan as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012, and related supplemental schedule, Schedule H, 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the Hudson Global, Inc. 401(k) Savings Plan.

/s/ KPMG LLP

New York, New York
June 25, 2013